UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Motorcar Parts of America, Inc.
(Exact name of registrant as specified in its charter)

New York	001-33861	11-2153962
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)

2929 California Street Torrance, California	90503
(Address of principal executive offices)	(Zip Code)

Juliet Stone
General Counsel
310-972-4046
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2024

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02	Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Motorcar Parts of America, Inc.’s Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available at http://investor.csrware.com/sec.  Motorcar Parts of America, Inc.’s determination and related disclosures relating to materials that may come from recycled and scrap sources are included in Motorcar Parts of America, Inc.’s Conflict Minerals Report and incorporated by reference herein.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Motorcar Parts of America, Inc.

/s/ David Lee	May 16, 2025
David Lee
Chief Financial Officer